FORM 6-K/A

(Amendment No. 1 to the Report on Form 6-K (Film No. 18987356))

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 3, 2018

Commission File Number 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Form 6-K/A”) to the Report on Form 6-K (Film No. 18987356) (the “Form 6-K”), originally filed by Barclays PLC with the Securities and Exchange Commission on August 2, 2018, is being filed solely for the purposes of adding Exhibit 101 and furnishing the Interactive Data file disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Barclays PLC

EXHIBIT INDEX

Exhibit	Description
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: August 3, 2018	By:	/s/ Garth Wright
Name: Garth Wright

Title: Assistant Secretary

Barclays PLC